GE INSTITUTIONAL FUNDS

                               N-SAR QUESTION 77.D


	On March 13, 2002, the Board of Trustees of the GE Institutional Funds approved a non-fundamental investment policy for each of its portfolios, excluding Strategic Investment Fund, with respect to Investment Company Act Rule 35d-1 to require each portfolio, excluding Strategic Investment Fund, to invest at least 80% of its net assets plus borrowings for investment purposes in the type of securities suggested by its name.

        On March 13, 2002, the Board of Trustees also approved a change to the maximum investment in debt securities for the U.S. Equity Fund, S&P 500 Index Fund, Value Equity Fund,
Mid-Cap Value Equity Fund, Small-Cap Value Equity Fund, International Equity Fund, Europe Equity Fund, Premier Growth Equity Fund, Premier Research Equity Fund and Premier International Equity Fund portfolios, all in response to Investment Company Act Rule 35d-1. The applicable portfolios lowered from 35% to 20%, the amount of net assets that may be invested in debt securities.

	On June 5, 2002, the Board of Trustees of the Fund approved a change to the amount of assets the Income Fund and Strategic Investment Fund and Money Market Fund portfolios may invest in mortgage dollar rolls. The applicable portfolios increased from 25% to 33-1/3% the amount of net assets that may be invested in mortgage dollar rolls.